The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PCCW Limited
SUNDAY COMMUNICATIONS LIMITED
(Incorporated in Hong Kong with limited liability)	(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0008)	(Stock Code: 0866)

JOINT ANNOUNCEMENT

(1) CONDITIONAL SALE AND PURCHASE AGREEMENTS RELATING TO
1,790,134,000 ORDINARY SHARES IN SUNDAY COMMUNICATIONS LIMITED

(2) MANDATORY UNCONDITIONAL CASH OFFER BY CITIGROUP GLOBAL MARKETS
ASIA LIMITED ON BEHALF OF THE OFFEROR
FOR ALL THE ISSUED SHARE CAPITAL IN SUNDAY COMMUNICATIONS
LIMITED OTHER THAN THOSE SHARES ALREADY OWNED OR AGREED
TO BE ACQUIRED BY THE OFFEROR AND PARTIES ACTING IN CONCERT
WITH IT

(3) DISCLOSEABLE TRANSACTION OF PCCW LIMITED

(4) DELAY IN DESPATCH OF THE OFFER DOCUMENT AND
THE DISCLOSEABLE TRANSACTION CIRCULAR OF PCCW LIMITED

AND

(5) APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER TO
THE INDEPENDENT BOARD COMMITTEE OF
SUNDAY COMMUNICATIONS LIMITED

Reference is made to the PCCW Announcement and the SUNDAY Announcement. The respective boards of directors of PCCW and SUNDAY are pleased to announce that completion of the First Agreement and the Second Agreement took place on 22nd June, 2005. Following completion of the First Agreement and the Second Agreement, the Offeror and persons acting in concert with it now beneficially own 1,790,134,000 SUNDAY Shares, representing approximately 59.87% of the issued share capital of SUNDAY as at the date of this announcement.

Citigroup, on behalf of the Offeror, will make a mandatory unconditional cash offer in compliance with Rule 26 of the Takeovers Code for all the SUNDAY Shares not already owned or agreed to be acquired by the Offeror and persons acting in concert with it, at an offer price of HK$0.65 per SUNDAY Share. The Offeror will also make an appropriate offer or proposal to the holders of SUNDAY's outstanding share options, as required by Rule 13.1 of the Takeovers Code.

The board of directors of SUNDAY is also pleased to announce that ING Bank N.V. has been appointed as the independent financial advisor to the independent board committee of SUNDAY to be established in respect of the Offer.

The Executive has agreed to extend the date for despatch of the Offer Document to 8th July, 2005, which is a date falling after the expiry of the period of two weeks following completion of the Agreements during which, as described in the PCCW Announcement, the TA retains the legal right to initiate an investigation under section 7P(1) of the Telecommunications Ordinance. Accordingly, the Offer Document is expected to be despatched to shareholders of SUNDAY on 8th July, 2005 or such later date as may be agreed by the Executive.

Application has been made to the Stock Exchange to extend the date for despatch of PCCW's discloseable transaction circular under the Listing Rules, to the same date. In the event such application is granted, PCCW's discloseable transaction circular to be issued to its shareholders pursuant to the Listing Rules is expected to be despatched to shareholders of PCCW on 8th July, 2005 or such later date as may be agreed by the Stock Exchange.

COMPLETION OF THE FIRST AGREEMENT AND THE SECOND AGREEMENT

Reference is made to the PCCW Announcement and the SUNDAY Announcement. The respective boards of directors of PCCW and SUNDAY are pleased to announce that completion of the First Agreement and the Second Agreement took place on 22nd June, 2005. Following completion of the First Agreement and the Second Agreement, the Offeror and persons acting in concert with it now beneficially own 1,790,134,000 SUNDAY Shares, representing approximately 59.87% of the total issued share capital of SUNDAY as at the date of this announcement.

MANDATORY UNCONDITIONAL CASH OFFER

Citigroup, on behalf of the Offeror, will make an mandatory unconditional cash offer in compliance with Rule 26 of the Takeovers Code for all the SUNDAY Shares not already owned or agreed to be acquired by the Offeror and persons acting in concert with it, at an offer price of HK$0.65 per SUNDAY Share. The Offeror will also make an appropriate offer or proposal to the holders of SUNDAY's outstanding share options, as required by Rule 13.1 of the Takeovers Code.

APPOINTMENT AND RESIGNATION OF DIRECTORS OF SUNDAY

With effect from the date of posting of the Offer Document, Alexander Anthony Arena, Chan Wing Wa, Kwok Yuen Man, Marisa, Chow Ding Man, Chan Kee Sun, Tom and Hui Hon Hing, Susanna will be appointed as additional directors of SUNDAY. The details of those persons required to be included in this announcement by Rule 13.51(2) of the Listing Rules are set out below under the heading "New Director Details".

In addition, with effect from the same date, Alexander Anthony Arena, Kwok Yuen Man, Marisa and Hui Hon Hing, Susanna will also be appointed as additional directors of SUNDAY's material subsidiaries.

With effect from the first closing date of the Offer under the Takeovers Code, each of Richard John Siemens, William Bruce Hicks, Kuldeep Saran, Kenneth Michael Katz, Edward Wai Sun Cheng and Andrew Chun Keung Leung will resign as directors of SUNDAY. Those resignations will take effect pursuant to the requirements of the First Agreement and the Second Agreement and there are no matters in connection with any of those resignations that need to be brought to the attention of holders of securities of SUNDAY. Those individuals, together with a number of other individuals who are related to the selling shareholders, will also resign from the boards of the material subsidiaries of SUNDAY on which they currently serve as directors.

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISOR

The board of directors of SUNDAY is also pleased to announce that ING Bank N.V. has been appointed as the independent financial advisor to the independent board committee of SUNDAY to be established in respect of the Offer.

COMPULSORY ACQUISITION OR MAINTAINING THE LISTING STATUS OF SUNDAY

If the Offeror acquires the prescribed percentage of SUNDAY Shares (being not less than 90% of the SUNDAY Shares affected by the Offer) as required by Section 88 of the Companies Law and is permitted to do so under Rule 2.11 of the Takeovers Code, the Offeror intends to consider availing itself of the powers of compulsory acquisition under Section 88 of the Companies Law.

Pursuant to Rule 2.11 of the Takeovers Code, except with the consent of the Executive, where the Offeror seeks to acquire or privatize SUNDAY by means of the Offer and the use of compulsory acquisition rights, such rights may only be exercised if, in addition to satisfying any requirements imposed by the Companies Law, acceptances of the Offer and purchases (in each case of the disinterested SUNDAY Shares) made by the Offeror and persons acting in concert with it during the period of four months after posting of the Offer Document total 90% of the disinterested SUNDAY Shares.

According to Rule 15.6 of the Takeovers Code, since the Offeror intends to consider availing itself of the powers of compulsory acquisition under the Companies Law to compulsorily acquire those SUNDAY Shares not acquired by the Offeror under the Offer, the Offer may not remain open for acceptance for more than four months from the posting of the Offer Document, unless the Offeror has by that time become entitled to exercise the powers of compulsory acquisition available to it under the Companies Law, in which event the Offeror must do so without delay.

If the level of acceptances reaches the prescribed level (being not less than 90% of the SUNDAY Shares affected by the Offer) under Section 88 of the Companies Law and Rule 2.11 of the Takeovers Code permits a compulsory acquisition and the Offeror proceeds with the privatization of SUNDAY and withdrawal of listing of SUNDAY Shares from the Stock Exchange pursuant to Rule 6.15 of the Listing Rules, SUNDAY will apply for a suspension of dealings in the SUNDAY Shares from the close of the Offer up to the withdrawal of listing of SUNDAY Shares from the Stock Exchange.

In the event that the Offeror does not effect the compulsory acquisition of the remaining SUNDAY Shares, whether by reason of not having acquired the requisite percentage as required under the Companies Law or otherwise, the Offeror may either:

(a) seek a withdrawal of listing of SUNDAY Shares from the Stock Exchange in accordance with the requirements of Rule 6.12 of the Listing Rules and Rule 2.2 of the Takeovers Code; or

(b) take such steps as are necessary to ensure, or procure SUNDAY to take such steps as are necessary to ensure, that SUNDAY maintains an adequate public float so as to comply with the applicable requirements of the Listing Rules.

The requirements of Rule 6.12 of the Listing Rules referred to in (a) above include the approval of the withdrawal of the listing by the independent shareholders of SUNDAY (being shareholders of SUNDAY other than any controlling shareholder, director or chief executive of SUNDAY or their respective associates) by way of a resolution passed by a majority of at least 75% of the votes cast at the relevant shareholders' meeting, and not voted against by more than 10% of the votes cast at such meeting. Rule 2.2 of the Takeovers Code provides that neither the Offeror nor any persons acting in concert with the Offeror may vote at the meeting of SUNDAY's shareholders convened in accordance with the Listing Rules. Rule 2.2 of the Takeovers Code further requires that the resolution to approve the delisting must be subject to approval by at least 75% of the votes attaching to the disinterested SUNDAY

Shares that are cast either in person or by proxy at a duly convened meeting of the holders of the disinterested SUNDAY Shares, the number of votes cast against the resolution is not more than 10% of the voting rights attaching to all disinterested SUNDAY Shares and the Offeror is entitled to exercise, and exercises, its rights of compulsory acquisition.

As at the date of this announcement, the Offeror has not decided whether to maintain the listing of SUNDAY on the Stock Exchange or to privatize SUNDAY.

The Stock Exchange has stated that, if less than 25% of the issued SUNDAY Shares are in public hands following close of the Offer, or if the Stock Exchange believes that a false market exists or may exist in the trading of the SUNDAY Shares or that there are insufficient numbers of SUNDAY Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealings in the SUNDAY Shares. In this connection, it should be noted that upon the close of the Offer, there may be insufficient public float for the SUNDAY Shares and therefore trading in the SUNDAY Shares may be suspended until a sufficient level of public float is attained.

DESPATCH OF OFFER DOCUMENT

A composite offer document, containing, among other things, information relating to the Offeror, information relating to SUNDAY and its subsidiaries, the terms of the Offer, the recommendation of the independent board committee of SUNDAY to be established in respect of the Offer and the advice of the independent financial advisor to the independent board committee of SUNDAY in respect of the Offer, together with forms of acceptance and transfer, will be sent to the shareholders of SUNDAY.

The Executive has agreed to extend the date for despatch of the Offer Document to 8th July, 2005, which is a date falling after the expiry of the period of two weeks following completion of the Agreements, during which, as described in the PCCW Announcement, the TA retains the legal right to initiate an investigation under section 7P(1) of the Telecommunications Ordinance. Accordingly, the Offer Document is expected to be despatched to shareholders of SUNDAY on 8th July, 2005 or such later date as may be agreed by the Executive.

Application has been made to the Stock Exchange to extend the date for despatch of PCCW's discloseable transaction circular under the Listing Rules, to the same date. In the event such application is granted, PCCW's discloseable transaction circular to be issued to its shareholders pursuant to the Listing Rules is expected to be despatched to the shareholders of PCCW on 8th July, 2005 or such later date as may be agreed by the Stock Exchange.

NEW DIRECTOR DETAILS

Alexander Anthony ARENA aged 54, is an executive director of PCCW, deputy chairman of PCCW's Executive Committee, group chief financial officer of PCCW, a director of Pacific Century Regional Developments Limited, a director of Pacific Century Insurance Holdings Limited and an executive director and Executive Committee member of Pacific Century Premium Developments Limited. He joined the Pacific Century Group in 1998.

Prior to joining the Pacific Century Group, Mr Arena was a Special Policy Adviser to the Hong Kong Government from 1997 to 1998. From 1993 to 1997, he was director-general of telecommunications at the Office of the Telecommunications Authority of Hong Kong, as well as a member of the Broadcasting Authority.

Before his appointment as director-general, Mr Arena was recruited to plan a reform program for the liberalization of Hong Kong's telecommunications sector. Prior to his appointment to the Hong Kong Government, he was an inaugural member of the Australian Telecommunications Authority, which he served for four years.

Mr Arena has had an extensive career in public administration, specializing in high technology and infrastructure industries. From a practising radio/communications engineer to a public policy maker, his experience spans such diverse areas as the commercialization of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

Mr Arena graduated from the University of New South Wales, Australia, with a bachelor's degree in electrical engineering. He completed a MBA at Melbourne University, Australia, and is a Fellow of the Hong Kong Institution of Engineers.

Other than the positions referred to above, Mr Arena does not have any relationship with any other directors, senior management or substantial or controlling shareholders of SUNDAY. He has a personal interest in 760,000 shares of PCCW, a beneficial interest in 200 underlying shares of PCCW held in the form of 20 ADRs and 15,800,000 underlying shares of PCCW in respect of the share options granted by PCCW, an associated corporation of SUNDAY. Apart from this, he does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of SUNDAY or any associated corporation of SUNDAY. There is no service contract entered into between Mr Arena and SUNDAY. Pursuant to SUNDAY's Articles of Association, he will be subject to retirement by rotation and will be eligible for re-election at the annual general meetings of SUNDAY. Mr Arena will not receive a director's fee for acting as a director of SUNDAY.

CHAN Wing Wa, aged 54, now managing director of Cascade Limited joined Hong Kong Telephone Company ("HKTC") in 1977 and has spent more than 28 years in senior positions in the network engineering departments of Hong Kong Telecom, Cable & Wireless and PCCW.

Mr Chan served as director of network operations since January 1998, responsible for the planning and operation of the local fixed network which supports a full range of telecom services including voice, narrowband and broadband data, interactive multimedia service and carrier services serving 3.7 million customers in Hong Kong. He took up the position of director of chief executive office in November 1999. Then in August 2000, he became the president of service operations in the telecommunications services sector looking after network operations and customer services.

Before joining HKTC, Mr Chan worked in the UK for one and a half years as a Software Design Engineer with Standard Telephones and Cables Ltd.

Mr Chan gained a Polytechnic Diploma in Electrical and Electronic Engineering in 1975 from the Plymouth Polytechnic in the UK and a Diploma in Management for Executive Development in 1986 from the Chinese University of Hong Kong. Mr Chan is a Chartered Engineer and a member of the Institution of Electrical Engineers and the Hong Kong Institution of Engineers.

Other than the positions referred to above, Mr Chan does not have any relationship with any other directors, senior management or substantial or controlling shareholders of SUNDAY. He has a beneficial interest in 455 shares of PCCW and 960,000 underlying shares of PCCW in respect of the share options granted by PCCW, an associated corporation of SUNDAY. Apart from this, he does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of SUNDAY or any associated corporation of SUNDAY. There is no service contract entered into between Mr Chan and SUNDAY. Pursuant to SUNDAY's Articles of Association, he will be subject to retirement by rotation and will be eligible for re-election at the annual general meetings of SUNDAY. Mr Chan will not receive a director's fee for acting as a director of SUNDAY.

KWOK Yuen Man, Marisa, aged 50, joined PCCW as managing director, commercial group in 2004. Recently, she is assigned as the executive coordinator of the integration committee on the acquisition of SUNDAY. She began her extensive experience in telecommunications with Bell Canada. During her appointment with Hong Kong Telecom, she held senior management positions in telecom systems and products, personal, business and corporate markets. In 2001, she joined Hong Kong CSL Limited as director, marketing & operations.

Ms Kwok is the president of fixed network and VAS Group and the Executive Committee of the Internet and Telecom Association of Hong Kong. She holds an Honours B.A. in Business Administration from the University of Western Ontario.

Other than the positions referred to above, Ms Kwok does not have any relationship with any other directors, senior management or substantial or controlling shareholders of SUNDAY. She has a personal interest in 4,000 shares of SUNDAY. She has a personal interest in 2,513 shares of PCCW, a beneficial interest in 1,500,000 underlying shares of PCCW in respect of the share options granted by PCCW and 240,000 underlying interest in respect of share incentive award scheme awarded by PCCW, an associated corporation of SUNDAY. Apart from this, she does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of SUNDAY or any associated corporation of SUNDAY. There is no service contract entered into between Ms Kwok and SUNDAY. Pursuant to SUNDAY's Articles of Association, she will be subject to retirement by rotation and will be eligible for re-election at the annual general meetings of SUNDAY. Ms Kwok will not receive a director's fee for acting as a director of SUNDAY.

CHOW Ding Man, Gary, aged 44, joined the PCCW Group in February 1986 as a sales executive. He worked in various management positions within the PCCW Group and is currently the acting head of commercial group. Mr Chow graduated from the University of Hong Kong with a bachelor's degree in biology. He has 19 years of experience in business operation and management and an in-depth knowledge of the communications business in Hong Kong.

Other than the positions referred to above, Mr Chow does not have any relationship with any other directors, senior management or substantial or controlling shareholders of SUNDAY. He has a beneficial interest in 440,000 underlying shares of PCCW in respect of the share options granted by PCCW and 41,800 underlying interest in respect of the share incentive award scheme awarded by PCCW, an associated corporation of SUNDAY. Apart from this, he does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of SUNDAY or any associated corporation of SUNDAY. There is no service contract entered into between Mr Chow and SUNDAY. Pursuant to SUNDAY's Articles of Association, he will be subject to retirement by rotation and will be eligible for re-election at the annual general meetings of SUNDAY. Mr Chow will not receive a director's fee for acting as a director of SUNDAY.

CHAN Kee Sun, Tom, aged 47, is the president of consumer sales and channel of PCCW, responsible for all PCCW's consumer sales teams covering telesales, shops, direct sales, partnership sales and consumer roadshow. He joined the PCCW Group in September 1988.

Mr Chan has over 16 years of experience with PCCW in different managerial and executive roles, covering finance, regulatory, carrier business, marketing and sales. He is a Certified Public Accountant and a Fellow of both Association of Chartered Certified Accountants and Chartered Institute of Marketing.

Other than the positions referred to above, Mr Chan does not have any relationship with any other directors, senior management or substantial or controlling shareholders of SUNDAY. He has a personal interest in 2,583 shares of PCCW, a beneficial interest in 470,000 underlying shares of PCCW in respect of the share options granted by PCCW and 41,800 underlying interest in respect of the share incentive award scheme awarded by PCCW, an associated corporation of SUNDAY. Apart from this, he does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of SUNDAY or any associated corporation of SUNDAY. There is no service contract entered into between Mr Chan and SUNDAY. Pursuant to SUNDAY's Articles of Association, he will be subject to retirement by rotation and will be eligible for re-election at the annual general meetings of SUNDAY. Mr Chan will not receive a director's fee for acting as a director of SUNDAY.

HUI Hon Hing, Susanna, aged 40, joined the PCCW Group in 1999 and is now director of finance responsible for the telecommunications services sector and regulatory accounting. She is a qualified accountant and is a member of both the Hong Kong and the American Institute of Certified Public Accountants.

Ms Hui graduated from the University of Hong Kong with first class honors and has held various senior positions with banks and listed companies prior to joining the PCCW Group.

Other than the positions referred to above, Ms Hui does not have any relationship with any other directors, senior management or substantial or controlling shareholders of SUNDAY. She has a beneficial interest in 196,000 underlying shares of PCCW in respect of the share options granted by PCCW and 41,800 underlying interest in respect of the share incentive award scheme awarded by PCCW, an associated corporation of SUNDAY. Apart from this, she does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of SUNDAY or any associated corporation of SUNDAY. There is no service contract entered into between Ms Hui and SUNDAY. Pursuant to SUNDAY's Articles of Association, she will be subject to retirement by rotation and will be eligible for re-election at the annual general meetings of SUNDAY. Ms Hui will not receive a director's fee for acting as a director of SUNDAY.

Save as disclosed above, there are no other matters related to the appointment of any of the new proposed directors of SUNDAY referred to above that need to be brought to the attention of the shareholders of SUNDAY.

DEFINITIONS

In this announcement, the following terms and expressions (unless the context otherwise requires) shall have the following meanings:
"acting in concert"	shall have the meaning set out in the Takeovers Code

"Agreements"	collectively, the First Agreement and the Second Agreement

"Citigroup"	Citigroup Global Markets Asia Limited (a subsidiary of Citibank Inc.), a company incorporated in Hong Kong with limited liability, which is a deemed licensed corporation under the SFO licenced to carry on Types 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 7 (providing automated trading services) of the regulated activities, being the financial adviser to PCCW and the Offeror in respect of the Offer

"Companies Law"	the Companies Law (2004 Revision) of the Cayman Islands

"disinterested SUNDAY Shares"	SUNDAY Shares other than those owned by the Offeror or persons acting in concert with it

"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any of his delegates

"First Agreement"	the conditional sale and purchase agreement dated 13th June, 2005 between Distacom Hong Kong Limited, Distacom Communications Limited and PCCW in relation to the sale and purchase of an aggregate of 1,380,000,000 SUNDAY Shares, representing approximately 46.15% of the issued share capital of SUNDAY

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Offer"	the mandatory unconditional cash offer for all the issued SUNDAY Shares not already owned or agreed to be acquired by the Offeror and persons acting in concert with it to be made by Citigroup on behalf of the Offeror in accordance with the Takeovers Code, at an offer price of HK$0.65 per SUNDAY Share

"Offer Document"	the composite offer document to be issued by or on behalf of the Offeror and SUNDAY to all shareholders of SUNDAY in accordance with the Takeovers Code containing, among other things, the terms and conditions of the Offer and the forms of acceptance and transfer

"Offeror"	PCCW Mobile Holding No. 2 Limited, a wholly owned subsidiary of PCCW established under the laws of the British Virgin Islands

"PCCW"	PCCW Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange

"PCCW Announcement"	the announcement of PCCW dated 13th June, 2005 relating to (1) conditional sale and purchase agreements relating to 1,790,134,000 SUNDAY Shares, (2) possible mandatory cash offer by Citigroup on behalf of the Offeror for all the issued share capital in SUNDAY other than the SUNDAY Shares already owned or agreed to be acquired by the Offeror and parties acting in concert with it and (3) discloseable transaction of PCCW

"PCCW Group"	PCCW and its subsidiaries

"Second Agreement"	the conditional sale and purchase agreement dated 13th June, 2005 between Townhill Enterprises Limited, USI Holdings Limited and PCCW in relation to the sale and purchase of an aggregate of 410,134,000 SUNDAY Shares, representing approximately 13.72% of the issued share capital of SUNDAY

"Securities and Futures Ordinance"	the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong

"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"SUNDAY"	SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Stock Exchange and on NASDAQ National Market in the United States of America

"SUNDAY Share(s)"	ordinary shares of HK$0.10 each in the issued share capital of SUNDAY, and a "SUNDAY Share" shall be construed accordingly

"SUNDAY Announcement"	the announcement of SUNDAY dated 13th June, 2005 relating to the Agreements

"TA"	the Telecommunications Authority appointed under Section 5 of the Telecommunications Ordinance

"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers in force from time to time

"Telecommunications Ordinance"	the Telecommunications Ordinance (Cap. 106) of the laws of Hong Kong

By Order of the Board	By Order of the Board
PCCW Limited	SUNDAY Communications Limited
Alexander Anthony Arena	Raymond Wai Man Mak
Director	Company Secretary

Hong Kong, 22nd June, 2005

As at the date of this announcement, the directors of PCCW are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman); Dr Fan Xingcha

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

As at the date of this announcement, the directors of SUNDAY are as follows:

Executive Directors:
Richard John Siemens (Co-Chairman); Edward Wai Sun Cheng (Co-Chairman); William Bruce Hicks (Group Managing Director); Kuldeep Saran; Andrew Chun Keung Leung

Non-Executive Directors:
Kenneth Michael Katz; Hongqing Zheng

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to PCCW and/or the Offeror and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement relating to PCCW and/or the Offeror have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to PCCW and/or the Offeror the omission of which would make any statements in this announcement relating to PCCW and/or the Offeror misleading.

The directors of SUNDAY jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to SUNDAY and/or its subsidiaries and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement relating to SUNDAY and/or its subsidiaries have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to SUNDAY and/or its subsidiaries the omission of which would make any statements in this announcement relating to SUNDAY and/or its subsidiaries misleading.